FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 22, 2012, announcing Registrant’s financial results for the fourth quarter and full year 2011.

This Form 6-K is being incorporated by reference into the Registrants Form F-3 registration statement file nos. 333-174142 and 333-160683 and Form S-8 registration statements file nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated February 22, 2012	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Announces Fourth Quarter and Full Year 2011 Results

Petah Tikva, Israel - February 22, 2012 – Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the fourth quarter and year ended December 31, 2011.

Key Highlights:

•	Quarterly revenues of $93.6 million, up 42% compared to fourth quarter 2010
•	Full year revenues increased to $339.2 million, up from $233 million in 2010
•	Non-GAAP year-over-year operating income reached $17.5 million compared to $1.3 million in 2010
•	2011 EBITDA of $33.5 million, up from EBITDA of $14.2 million in 2010

Revenues for the fourth quarter of 2011 were $93.6 million, compared to $66.1 million for the same period in 2010. GAAP operating loss for the fourth quarter of 2011 was $15.2 million compared to an operating loss of $4.1 million in the fourth quarter of 2010.

On a GAAP basis, net loss for the fourth quarter of 2011 was $11.5 million or $0.28 per diluted share, compared to a net loss of $4.9 million or $0.12 per diluted share in the fourth quarter of 2010.

During the fourth quarter of 2011 we recorded a one-time non-cash impairment of goodwill relating to our investment in Wavestream in accordance with ASC 350 (formerly SFAS No. 142) in the amount of $17.9 million, and restructuring costs and other charges relating to cost reduction efforts in the amount of $1.6 million, totaling $19.5 million.

On a non-GAAP basis, operating income for the fourth quarter of 2011 was $6.6 million compared to $0.5 million in the fourth quarter of 2010. Non-GAAP net income for the period was $8.4 million or $0.20 per diluted share, compared to a net loss of $0.3 million, or $0.01 per diluted share, in the comparable period in 2010.

Revenues for the year ended December 31, 2011 were $339.2 million, compared to $233.0 million in the comparable period of 2010. On a GAAP basis, operating loss for the year 2011 was $12.3 million, compared with an operating loss of $6.2 million in the prior year. Net loss for the twelve month period ended December 31, 2011 was $5.9 million or $0.14 per diluted share, compared to a net income of $30.6 million or $0.73 per diluted share, in the same period of 2010.

On a non-GAAP basis, operating income for the year ended December 31, 2011 was $17.5 million compared to $1.3 million in the full year 2010. Non-GAAP net income for the period was $15.9 million or $0.37 per diluted share, compared to a net income of $0.7 million, or $0.02 per diluted share, in the comparable period in 2010.

EBITDA for the twelve months of 2011 reached $33.5 million compared with $14.2 million in the comparable period in 2010.

Executive Perspective:

"Our strong financial performance in the fourth quarter was accompanied by several important contract wins for Gilat. In 2011 we made significant inroads in our strategy with key awards in the Ka-band market and stood by the management objectives we set at the beginning of the year,” said Erez Antebi, Gilat’s Chief Executive Officer. "Looking forward, we have identified the key growth drivers we will be focusing on – Ka-band, defense and homeland security, and Managed Network Services markets - and I believe that our differentiated product offering and capabilities give us a significant advantage in these markets which are expected to grow long term."

As part of the results announcement, management has set the Company's financial objectives for 2012 to increase annual revenues between $340 and $350 million and, while continuing to invest in future products, maintain EBITDA margin levels at 10%.

Key Recent Announcements:

-	January 2012 - Gilat announced that it has signed a supply and development agreement with O3b Networks Limited. Read
-	January 2012 - Gilat announced the extension of services agreement for the Colombian Ministry of Information Technology and Communications for an additional nine-months period. Read
-
December 2011 - Gilat announced that it has been awarded a new contract by the Colombian Ministry of Information Technology and Telecommunication (MINTIC) to provide broadband Internet connectivity to over 1,600 schools throughout the country’s rural regions. The project is valued at approximately $18.5 million. Read

-
December 2011 - Gilat announced that was selected by JSC NC ‘Kazsatnet’, a Republic of Kazakhstan telecommunications company, to deploy a SkyEdge™ II broadband satellite network to complement its fiber and IP networks. Read

-	November 2011 - Gilat introduced of a satcom-on-the-move (SOTM) solution for airborne applications, featuring a very small Ku-band broadband antenna customized for airborne use. Read
-	November 2011 - Gilat announced the appointment of Glenn Katz as CEO of its wholly owned subsidiary, Spacenet Inc. Read
-
November 2011 - Gilat announced that it was selected by a leading Latin American operator for the delivery of a full scale SkyEdge II network that will provide national connectivity to the Latin American country's national post office. Read

-
November 2011 – Gilat announced that it has signed agreements with Russian-based service provider RTComm, the satellite service arm of Rostelecom Group, Russia's national telecommunications operator, and with NIIR FSUE, Russia's institute for technology advancement for the supply of network equipment and Ka-band end-user terminals for RTComm's future constellation of multi spot-beam satellites. Read

-
November 2011 – Gilat announced that its wholly owned subsidiary Wavestream® introduced the AeroStreamTM family of airborne-qualified solid-state transceivers for integration into both military and commercial airborne and unmanned satellite communication systems. Read

-
October 2011 - Gilat announced that its Board of Directors has appointed Erez Antebi as Chief Executive Officer of the Company, effective January 1, 2012. Amiram Levinberg, Gilat’s current CEO and Chairman of the Board intends to continue to serve as Chairman of the Board. Read

-
October 2011 - Gilat announced that its wholly owned subsidiary, Spacenet Inc., was selected by Cumberland Farms Inc. to upgrade and manage its communications infrastructure for over 600 stores across 11 states. Read

-	October 2011 – Gilat announced that it shipped its one millionth VSAT (very small aperture terminal), marking a major milestone for the company. Read

Conference Call and Webcast Details:

Gilat management will host a conference call today at 14:30 GMT/09:30 EST/16:30 Israel Local Time to discuss the results. International participants are invited to access the call at (972) 3-918-0610, and US-based participants are invited to access the call by dialing (888) 407-2553.

The results presentation may be accessed prior to the conference call via Webcast through the Company's website at www.gilat.com.

A replay of the conference call will be available beginning at approximately 17:00 GMT/12:00 EST today, until 17:00 GMT/12:00 EST February 24, 2012.  International participants are invited to access the replay at (972) 3-925-5921, and US-based participants are invited to access the replay by dialing (888) 782-4291. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization, other income, impairment of goodwill, restructuring cost, and other costs related to acquisition transactions. Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non-cash stock option expenses as per ASC 718 (formerly SFAS 123(R)), impairment of goodwill, restructuring cost and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBITDA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.:

Gilat is a leading provider of products and professional services for satellite-based broadband communication networks worldwide. Gilat was founded in 1987 and has shipped over one million VSATs (Very Small Aperture Terminals) to more than 85 countries across six continents. Gilat's headquarters are located in Petah Tikva, Israel, and the Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for communications-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands, and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Contact:
Rob Fink, KCSA
Rfink@kcsa.com
1 (212) 896 1206

Josh Dver, KCSA
Jdver@kcsa.com
1 (212) 896 1239

Media Contact:
Karen Mazor
Gilat Satellite Networks
karenm@gilat.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
US dollars in thousands

	December 31,	December 31,
	2011	2010
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	56,231	57,238
Short-term restricted cash	7,034	3,839
Restricted cash held by trustees	1,549	1,004
Trade receivables, net	51,654	51,994
Inventories	31,933	29,612
Other current assets	25,767	22,973
Total current assets	174,168	166,660

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	2,025	4,583
Severance pay fund	9,722	10,572
Long-term trade receivables, receivables in respect of capital
leases and other receivables	20,219	6,538
Total long-term investments and receivables	31,966	21,693

PROPERTY AND EQUIPMENT, NET	100,926	103,490

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	49,927	57,453

GOODWILL	89,691	106,082

TOTAL ASSETS	446,678	455,378

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
US dollars in thousands

	December 31,	December 31,
	2011	2010
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	2,971	2,129
Current maturities of long-term loans and convertible notes	19,092	2,186
Trade payables	25,477	18,267
Accrued expenses	25,609	24,591
Short-term advances from customer, held by trustees	1,551	1,004
Other current liabilities	36,764	39,675

Total current liabilities	111,464	87,852

LONG-TERM LIABILITIES:
Accrued severance pay	9,445	10,579
Long-term loans, net	40,353	45,202
Accrued interest related to restructured debt	-	575
Convertible subordinated notes	-	14,379
Other long-term liabilities	25,341	32,678

Total long-term liabilities	75,139	103,413

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,882	1,855
Additional paid in capital	867,100	865,080
Accumulated other comprehensive income	539	774
Accumulated deficit	(609,446)	(603,596)

Total equity	260,075	264,113

TOTAL LIABILITIES AND EQUITY	446,678	455,378

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES

U.S. dollars in thousands (except per share data)
		Three months ended			Three months ended
		31 December 2011			31 December 2010
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	93,604	-	93,604	66,059	-	66,059
Cost of revenues	59,943	(1,699)	58,244	42,645	(1,512)	41,133
Gross profit	33,661	1,699	35,360	23,414	1,512	24,926
	36%		38%	35%		38%
Research and development expenses:
Expenses incurred	8,963	(48)	8,915	7,342	(48)	7,294
Less - grants	635	-	635	878	-	878
	8,328	(48)	8,280	6,464	(48)	6,416
Selling, marketing, general and administrative expenses	21,046	(588)	20,458	18,480	(466)	18,014
Costs related to acquisition transactions	-	-	-	2,612	(2,612)	-
Impairment of goodwill and restructuring costs	19,478	(19,478)	-	-	-	-
Operating income (loss)	(15,191)	21,813	6,622	(4,142)	4,638	496
Financial expenses, net	(113)	-	(113)	(243)	-	(243)
Other income	1,863	(1,863)	-	75	(75)	-
Income (loss) before taxes on income	(13,441)	19,950	6,509	(4,310)	4,563	253
Taxes on income (tax benefit)	(1,911)	-	(1,911)	589	-	589
Net income (loss)	(11,530)	19,950	8,420	(4,899)	4,563	(336)

Basic net earnings (loss) per share	(0.28)		0.20	(0.12)		(0.01)
Diluted net earnings (loss) per share	(0.28)		0.20	(0.12)		(0.01)

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	41,111		41,111	40,639		40,639
Diluted	41,111		42,782	40,639		40,639

(1)
Adjustments reflect the effect of non-cash stock options expenses as per SFAS123R, costs related to acquisition transactions,impairment of goodwill and restructuring costs, amortization of intangible assets related to acquisition transactions and other income.

	Three months ended	Three months ended
	31 December 2011	31 December 2010
Non-cash stock-based compensation expenses:
Cost of Revenues	69	77
Research and development	48	48
Selling, general, marketing and administrative	358	307
	475	432

Amortization of intangible assets related to acquisition transactions:
Cost of Revenues	1,630	1,435
Selling, general, marketing and administrative	230	159
	1,860	1,594

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Year ended			Year ended
		31 December 2011			31 December 2010
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited		Unaudited	Unaudited

Revenues	339,201	-	339,201	232,985	-	232,985
Cost of revenues	217,574	(7,416)	210,158	153,131	(1,939)	151,192
Gross profit	121,627	7,416	129,043	79,854	1,939	81,793
	36%		38%	34%		35%
Research and development expenses:
Expenses incurred	35,076	(222)	34,854	22,194	(172)	22,022
Less - grants	3,375	-	3,375	3,249	-	3,249
	31,701	(222)	31,479	18,945	(172)	18,773
Selling, marketing, general and administrative expenses	82,528	(2,437)	80,091	63,240	(1,523)	61,717
Costs related to acquisition transactions	256	(256)	-	3,842	(3,842)	-
Impairment of goodwill and restructuring costs	19,478	(19,478)	-	-	-	-
Operating income (loss)	(12,336)	29,809	17,473	(6,173)	7,476	1,303
Financial expenses, net	(1,931)	-	(1,931)	(557)	-	(557)
Other income	8,074	(8,074)	-	37,360	(37,360)	-
Income (loss) before taxes on income	(6,193)	21,735	15,542	30,630	(29,884)	746
Taxes on income (tax benefit)	(343)	-	(343)	11	-	11
Net income (loss)	(5,850)	21,735	15,885	30,619	(29,884)	735

Basic net earnings (loss) per share	(0.14)		0.39	0.76		0.02
Diluted net earnings (loss) per share	(0.14)		0.37	0.73		0.02

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	40,929		40,929	40,467		40,467
Diluted	40,929		42,889	41,985		42,806

(1)
Adjustments reflect the effect of non-cash stock options expenses as per SFAS123R, costs related to acquisition transactions, impairment of goodwill and restructuring costs, amortization of intangible assets related to acquisition transactions and other income.

	Year ended	Year ended
	31 December 2011	31 December 2010
Non-cash stock-based compensation expenses:
Cost of Revenues	295	281
Research and development	222	172
Selling, general, marketing and administrative	1,492	1,273
	2,009	1,726

Amortization of intangible assets related to acquisition transactions:
Cost of Revenues	7,121	1,658
Selling, general, marketing and administrative	945	250
	8,066	1,908

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Year ended December 31,		Three months ended December 31,
	2011	2010	2011	2010
	Unaudited		Unaudited	Unaudited

Revenues	339,201	232,985	93,604	66,059
Cost of revenues	217,574	153,131	59,943	42,645
Gross profit	121,627	79,854	33,661	23,414
Research and development expenses:
Expenses incurred	35,076	22,194	8,963	7,342
Less - grants	3,375	3,249	635	878
	31,701	18,945	8,328	6,464
Selling, marketing, general and administrative expenses	82,528	63,240	21,046	18,480
Costs related to acquisition transactions	256	3,842	-	2,612
Impairment of goodwill and restructuring costs	19,478	-	19,478	-
Operating loss	(12,336)	(6,173)	(15,191)	(4,142)
Financial expenses, net	(1,931)	(557)	(113)	(243)
Other income	8,074	37,360	1,863	75
Income (loss) before taxes on income	(6,193)	30,630	(13,441)	(4,310)
Taxes on income (tax benefit)	(343)	11	(1,911)	589
Net income (loss)	(5,850)	30,619	(11,530)	(4,899)

Basic net earnings (loss) per share	(0.14)	0.76	(0.28)	(0.12)
Diluted net earnings (loss) per share	(0.14)	0.73	(0.28)	(0.12)

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	40,929	40,467	41,111	40,639
Diluted	40,929	41,985	41,111	40,639

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2011	2010	2011	2010
	Unaudited		Unaudited	Unaudited

Cash flows from operating activities:
Net income (loss)	(5,850)	30,619	(11,530)	(4,899)
Adjustments required to reconcile net income (loss)
to net cash provided by operating activities:
Depreciation and amortization	24,121	14,794	6,070	4,855
Impairment of goodwill and other intangible assets	18,043	-	18,043	-
Gain from the sale of an investment accounted for at cost	(3,034)	(24,314)	-	-
Stock-based compensation related to employees	2,009	1,726	475	432
Accrued severance pay, net	(285)	(135)	(21)	(2)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	500	(201)	269	195
Accrued interest and exchange rate differences on
marketable securities and short term bank deposits, net	-	(45)	-	181
Exchange rate differences on long-term loans	(112)	(415)	(262)	(107)
Capital loss from disposal of property and equipment	286	270	168	-
Deferred income taxes	(428)	(250)	(1,589)	(246)
Decrease (increase) in trade receivables, net	646	(1,562)	3,553	4,733
Increase in other assets (including short-term, long-term
and deferred charges)	(21,062)	(5,545)	(1,825)	(1,005)
Increase in inventories	(4,889)	(2,946)	(1,194)	(2,584)
Increase (decrease) in trade payables	7,066	(4,759)	3,912	(1,059)
Increase in accrued expenses	11	2,256	575	3,156
Increase (decrease) in advances from customer, held
by trustees, net	547	(1,133)	(1,062)	(3,158)
Increase (decrease) in other accounts payable and other long term liabilities	(8,972)	4,574	1,407	2,920
Net cash provided by operating activities	8,597	12,934	16,989	3,412

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2011	2010	2011	2010
	Unaudited		Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(8,948)	(7,638)	(2,844)	(2,182)
Proceeds from sale of an investment accounted for at cost	3,034	24,314	-	-
Investment in bank deposits	-	(30,693)	-	-
Proceeds from bank deposits	-	62,384	-	22,507
Purchase of available-for-sale marketable securities	-	(4,804)	-	-
Proceeds from available-for-sale marketable securities	-	4,888	-	4,888
Investment in restricted cash held by trustees	(11,737)	(12,346)	(5,417)	-
Proceeds from restricted cash held by trustees	10,660	13,673	6,213	2,963
Investment in restricted cash (including long-term)	(23,548)	(2,941)	(8,817)	(2,478)
Proceeds from restricted cash (including long-term)	23,014	1,339	6,045	5
Proceeds from working capital adjustment to subsidiary purchase price	1,465	-	-	-
Acquisitions of subsidiaries, net of cash acquired	(1,867)	(153,883)	-	(127,566)
Purchase of intangible asset	(38)	(2,515)	(12)	(15)
Net cash used in investing activities	(7,965)	(108,222)	(4,832)	(101,878)

Cash flows from financing activities:
Repayment of convertible notes	(835)	(839)	(441)	-
Issuance of restricted stock units and exercise of stock options	27	39	7	6
Short-term bank credit, net	842	(946)	200	(1,173)
Proceeds from long-term loans	-	40,000	-	40,000
Repayment of long-term loans	(1,225)	(8,409)	(178)	(4,128)
Net cash provided by (used in) financing activities	(1,191)	29,845	(412)	34,705

Effect of exchange rate changes on cash and cash equivalents	(448)	9	(9)	27

Increase (decrease) in cash and cash equivalents	(1,007)	(65,434)	11,736	(63,734)

Cash and cash equivalents at the beginning of the period	57,238	122,672	44,495	120,972

Cash and cash equivalents at the end of the period	56,231	57,238	56,231	57,238

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2011	2010	2011	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Operating loss	(12,336)	(6,173)	(15,191)	(4,142)
Add:
Non-cash stock-based compensation expenses	2,009	1,726	475	432
Costs related to acquisition transactions	256	3,842	-	2,612
Impairment of goodwill and restructuring costs	19,478	-	19,478	-
Depreciation and amortization	24,121	14,794	6,070	4,855
EBITDA	33,528	14,189	10,832	3,757